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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                           For the month of March 2003

                                 HOLLINGER INC.
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                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
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                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F [ ]                                Form 40-F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes [ ]                                       No [X]

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                                  EXHIBIT LIST

                                                                     Sequential
Exhibit      Description                                             Page Number
-------      -----------                                             -----------
99.1         Press release regarding the offering of senior               4
             secured notes.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2003

                                    HOLLINGER INC.


                                    By: /s/ Charles G. Cowan, Q.C.
                                        ----------------------------------------
                                    Name and Title: Charles G. Cowan, Q.C.
                                                    Vice-President and Secretary


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